Exhibit 99.1

QUOTEBRAND LIMITED

Innocent Inc

Mr. Wayne Doss

Innocent Inc.
3280 Suntree Blvd
Ste. 150
Melbourne, FL 32940

June 13, 2011

Dear Mr Doss.

As reference to my letter on the 25th May, we have been delayed due to various colleagues travel plans and summer holidays, and as such, we are delayed sitting down with my colleagues, and completing a final deal.

It is our expectation, to during the month of August to close some portion of the monies that are prepared to enter into a Private Placement Agreement with Innocent Inc as previously mention in our letter in May, and to complete the balance early September.

Regards,

/s/ Ian Nuttall

Ian Nuttall

M.D Director.

21 Bedford Square, London, United Kingdom, WCIB 3HH